UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN

STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

CRESUD SOCIEDAD ANÓNIMA COMERCIAL INMOBILIARIA FINANCIERA y AGROPECUARIA

(Name of Issuer)

Common Stock, Par Value 1.00 Peso per Share

(Title of Class of Securities)

226406106

(CUSIP Number)

Saúl Zang

Juan Manuel Quintana

Carolina Zang

María de los Ángeles del Prado

Estudio Zang, Bergel y Viñes

Florida 537, 18th Floor

Buenos Aires, Argentina

+54(11) 4322-0033

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 21, 2010

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 226406106	Page 2 of 22 Pages

1.	Name of reporting person I.R.S. Identification No. of above person (entities only) Eduardo S. Elsztain
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds WC – OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Republic of Argentina
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,241
	8.	Shared voting power 213,154,920
	9.	Sole dispositive power 1,241
	10.	Shared dispositive power 213,154,920
11.	Aggregate amount beneficially owned by each reporting person 213,154,920
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	37.80%
14.	Type of reporting person IN

SCHEDULE 13D

CUSIP No. 226406106	Page 3 of 22 Pages

1.	Name of reporting person I.R.S. Identification No. of above person (entities only) Agroinvestment S.A.
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Republic of Uruguay
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 213,154,920
	9.	Sole dispositive power 0
	10.	Shared dispositive power 213,154,920
11.	Aggregate amount beneficially owned by each reporting person 213,154,920
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	37.80%
14.	Type of reporting person CO

SCHEDULE 13D

CUSIP No. 226406106	Page 4 of 22 Pages

1.	Name of reporting person I.R.S. Identification No. of above person (entities only) Idalgir S.A.
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Republic of Uruguay
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 213,154,920
	9.	Sole dispositive power 0
	10.	Shared dispositive power 213,154,920
11.	Aggregate amount beneficially owned by each reporting person 213,154,920
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	37.80%
14.	Type of reporting person CO

SCHEDULE 13D

CUSIP No. 226406106	Page 5 of 22 Pages

1.	Name of reporting person I.R.S. Identification No. of above person (entities only) IFIS Limited
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds WC – OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 213,154,920
	9.	Sole dispositive power 0
	10.	Shared dispositive power 213,154,920
11.	Aggregate amount beneficially owned by each reporting person 213,154,920
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 37.80%
14.	Type of reporting person CO

SCHEDULE 13D

CUSIP No. 226406106	Page 6 of 22 Pages

1.	Name of reporting person I.R.S. Identification No. of above person (entities only) Inversiones Financieras del Sur S.A.
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds WC - OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Republic of Uruguay
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 213,154,920
	9.	Sole dispositive power 0
	10.	Shared dispositive power 213,154,920
11.	Aggregate amount beneficially owned by each reporting person 213,154,920
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 37.80%
14.	Type of reporting person CO

SCHEDULE 13D

CUSIP No. 226406106	Page 7 of 22 Pages

1.	Name of reporting person I.R.S. Identification No. of above person (entities only) Consultores Assets Management S.A.
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds WC – OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Republic of Argentina
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 213,154,920
	9.	Sole dispositive power 0
	10.	Shared dispositive power 213,154,920
11.	Aggregate amount beneficially owned by each reporting person 213,154,920
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 37.80%
14.	Type of reporting person CO

SCHEDULE 13D

CUSIP No. 226406106	Page 8 of 22 Pages

1.	Name of reporting person I.R.S. Identification No. of above person (entities only) Consultores Venture Capital Uruguay S.A.
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds WC – OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Republic of Uruguay
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 213,154,920
	9.	Sole dispositive power 0
	10.	Shared dispositive power 213,154,920
11.	Aggregate amount beneficially owned by each reporting person 213,154,920
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 37.80%
14.	Type of reporting person CO

SCHEDULE 13D

CUSIP No. 226406106	Page 9 of 22 Pages

1.	Name of reporting person I.R.S. Identification No. of above person (entities only) Consultores Venture Capital Limited
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds WC – OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 213,154,920
	9.	Sole dispositive power 0
	10.	Shared dispositive power 213,154,920
11.	Aggregate amount beneficially owned by each reporting person 213,154,920
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 37.80%
14.	Type of reporting person CO

SCHEDULE 13D

CUSIP No. 226406106	Page 10 of 22 Pages

STATEMENT PURSUANT TO RULE 13d-1 OF THE

GENERAL RULES AND REGULATIONS UNDER THE

SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED

AMENDMENT No. 13 TO SCHEDULE 13D

This Amendment No. 13 Schedule 13D (“Amendment No. 13”) amends and restates Items 2, 3, 4 and 5 of the Schedule 13D filed by the Reporting Persons with the SEC (the “Schedule 13D”). Capitalized terms used in this Amendment No. 13 but not defined herein have the meaning given to such terms in the Schedule 13D, as amended and restated from time to time.

SCHEDULE 13D

CUSIP No. 226406106	Page 11 of 22 Pages

Item 2.	Identity and Background

(a)-(c), (f) This statement is being filed by Eduardo S. Elsztain (“Elsztain”) a citizen of the Republic of Argentina who serves as Chairman of the board of directors of each of the following companies:

(i)	IFIS Limited, a limited liability company organized under the laws of Bermuda (“IFIS”);

(ii)	Inversiones Financieras del Sur S.A., a stock corporation organized under the laws of the Republic of Uruguay (“IFISA”);

(iii)	Consultores Assets Management S.A., a limited liability company organized under the laws of Argentina (“CAM”);

(iv)	Consultores Venture Capital Limited, a limited liability company organized under the laws of Cayman Island (“CVC Cayman”);

(v)	Consultores Venture Capital Uruguay S.A., a limited liability company organized under the laws of the Republic of Uruguay (“CVC Uruguay”);

(vi)	Agroinvestment S.A., a stock corporation organized under the laws of the Republic of Uruguay (“Agroinvestment”);

(vii)	Idalgir S.A., a stock corporation organized under the laws of the Republic of Uruguay (“Idalgir”), (Elsztain, IFIS, IFISA, CAM, CVC Cayman, CVC Uruguay, Agroinvestment and Idalgir being collectively referred to as the “Reporting Persons”).

Elsztain’s principal offices are located at Bolívar 108, 1st floor, Buenos Aires, Argentina; IFIS’ principal offices are located at Mintflower Place, 4th Floor, 8 Par-La-Ville Road, Hamilton HM 08, Bermuda; IFISA’s principal offices are located at Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo, of the Republic of Uruguay; CAM’s principal offices are located at Bolívar 108, 1st floor, Buenos Aires, Argentina; CVC Cayman’s principal offices are located at 89, Nexus Way, 2nd floor, Camana Bay, P.O. Box 31106, Grand Cayman, Cayman Islands; CVC Uruguay’s principal offices are located at Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo, of the Republic of Uruguay; Agroinvestment’s principal offices are located at Zabala 1422, 2nd Foor, (11500) Montevideo, Republic of Uruguay; and Idalgir’s principal offices are located at Zabala 1422, 2nd Foor, (11500) Montevideo, Republic of Uruguay.

Due to the fact that Mr. Elsztain controls each of the other Reporting Persons, the Reporting Persons report their direct and indirect ownership of common shares as “shared” voting and dispositive power other than common shares held directly by Mr. Elsztain (and not through any other Reporting Person).

(d) None of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the last five years.

(e) During the last five years, none of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

SCHEDULE 13D

CUSIP No. 226406106	Page 12 of 22 Pages

Item 3.	Source and Amount of Funds or Other Consideration

As of January 28, 2010, the Cresud common shares beneficially owned by the Reporting Persons consisted of 213,154,920 shares, representing 37.80% of Cresud’s share capital on a fully diluted basis (i.e., assuming that all of the outstanding New Warrants to acquire common shares are exercised by the holders thereof).

The funds used to purchase the Cresud common shares, ADRs and New Warrants were derived from working capital, short term financing and other lines of credit.

Item 4.	Purpose of Transaction

Since December 2, 2009, the Reporting Persons increased their beneficial ownership of Cresud’s common shares by acquiring the equivalent of common shares, ADRs and New Warrants representing an additional 1.49% of Cresud’s outstanding share capital on a fully diluted basis in the open market. Such increase was the net result of the purchase in the open market to the equivalent of 8,290,661 common shares and 335,152 New Warrants, representing 1.47% and 0.02%, respectively of Cresud’s outstanding share capital on a fully diluted basis.

Except as described above, neither the Reporting Persons nor, to their knowledge, any person named in Schedule A attached hereto, has any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

These transactions were effected from December 2, 2009, to January 28, 2010 (the “Transaction Period”).

Item 5.	Interests in Securities of the Issuer

(a)	As of January 28, 2010, the Reporting Persons beneficially owned the equivalent of 213,154,920 common shares of Cresud, representing 37.80% of its share capital on a fully diluted basis.

The following is a description of the Reporting Persons’ beneficial ownership of Cresud common shares as of January 28, 2010:

Shareholder	Number of Shares Currently Owned(1)	% of Currently Outstanding Shares	New Warrants Outstanding	Number of Common Shares on Fully Diluted Basis(1)	% of Common Shares on a Fully Diluted Basis(1)
Reporting Persons	183,908,661	36.67%	83,321,255	213,154,920	37.80%
Total	501,539,733		177,705,104	563,915,287

(1)	Assuming that all holders of outstanding New Warrants (including the Reporting Persons) exercise all such New Warrants.

(i)	Elsztain is the Chairman of the Board of Directors of IFIS, IFISA, Cresud, CAM, CVC Uruguay, CVC Cayman, Agroinvestment and Idalgir. Elsztain is the beneficial owner of 28.96% of IFIS, including: (a) 11.29% owned indirectly through Agroinvestment, (b) 5.17% owned indirectly through Idalgir, (c) 12.62% owned indirectly through CVC Uruguay, and (d) 2.08% owned indirectly through CVC Cayman. Elsztain owns 85.0% of CAM which owns 100% of CVC Uruguay which in turn owns 100% of CVC Cayman.

SCHEDULE 13D

CUSIP No. 226406106	Page 13 of 22 Pages

(ii)	IFIS is the direct owner of 100% of the common shares of IFISA.

(iii)	IFISA is the direct owner of 213,152,806 common shares of Cresud representing approximately 37.80% of Cresud’s common shares on a fully diluted basis.

(iv)	CVC Cayman serves as the Investment Manager of IFIS and does not own Cresud’s common shares.

(v)	CAM, Agroinvestment and Idalgir do not own directly Cresud’s common shares.

Set forth below is a diagram of the Reporting Persons’ beneficial ownership on a fully diluted basis of Cresud as of January 28, 2010:

Subject to, among other things, availability at prices deemed favorable, the Reporting Persons may purchase additional New Warrants (as defined herein) and/or common shares of Cresud from time to time in the open market, in privately negotiated transactions or otherwise.

Given the foregoing, the Reporting Persons may be deemed to be the beneficial owners of 183,908,661 common shares, representing 36.67% of the issued and outstanding common shares of Cresud, as of January 28, 2010.

As of January 28, 2010, assuming that (i) the Reporting Persons exercise all of their New Warrants to acquire additional common shares of Cresud and (ii) none of the other holders of the New Warrants exercise such warrants, the Reporting Persons would control 40.16% of the common shares of Cresud.

SCHEDULE 13D

CUSIP No. 226406106	Page 14 of 22 Pages

(b)	Item 5(a) is incorporated herein by reference.

(c)	Transactions by the Reporting Persons or other persons named in Schedule A attached hereto in Cresud common shares and New Warrants that were effected during the last sixty days of the Transaction Period are listed on Annex I.

(d)-(e) Not applicable.

Item 7.	Materials to be filed as Exhibits

None.

SCHEDULE 13D

CUSIP No. 226406106	Page 15 of 22 Pages

Schedule A

Eduardo S. Elsztain Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

Directors of IFIS Limited

1.	Eduardo S. Elsztain Director Mintflower Place 4th Floor 8 Par-La-Ville Road, Hamilton HM 08, Bermuda. Citizen of Argentina	4.	Mariana Renata Carmona de Elsztain Director Mintflower Place 4th Floor 8 Par-La-Ville Road Hamilton HM 08, Bermuda. Citizen of Argentina

2.	Saul Zang Director Mintflower Place 4th Floor, 8 Par-La-Ville Road, Hamilton HM 08 Bermuda. Citizen of Argentina	5.	Alejandro Gustavo Elsztain Director Mintflower Place 4th Floor 8 Par-La-Ville Road Hamilton HM 08, Bermuda. Citizen of Argentina

3.	Joseph Steinberg Director Mintflower Place 4th Floor 8 Par-La-Ville Road Hamilton HM 08, Bermuda. Citizen of the United States

Directors of Consultores Venture Capital Uruguay

1.	Eduardo S. Elsztain (Chairman) Director Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo Republic of Uruguay Citizen of Argentina	3.	Olga Stirling Director Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo Republic of Uruguay Citizen of Uruguay

2.	Eduardo Simon Bartfeld Director Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo Republic of Uruguay Citizen of Uruguay

SCHEDULE 13D

CUSIP No. 226406106	Page 16 of 22 Pages

Directors of Consultores Assets Management S.A.

1.	Eduardo S. Elsztain (Chairman) Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina	3.	Oscar Bergotto Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Saul Zang Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

Directors of Consultores Venture Capital Limited

1.	Eduardo S. Elsztain (Chairman) Director 89, Nexus Way, 2nd floor Camana Bay, P.O. Box 31106 Grand Cayman, Cayman Citizen of Argentina	2.	Saul Zang Director 89, Nexus Way, 2nd floor Camana Bay, P.O. Box 31106 Grand Cayman, Cayman Citizen of Argentina

Directors of Inversiones Financieras del Sur S.A.

1.	Eduardo S. Elsztain Chairman of the Board Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo Republic of Uruguay Citizen of Argentina	3.	Eduardo Simon Bartfeld Director Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo Republic of Uruguay Citizen of Uruguay

2.	Saúl Zang Director Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo Republic of Uruguay Citizen of Argentina	4.	Olga Stirling Director Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo Republic of Uruguay Citizen of Uruguay

SCHEDULE 13D

CUSIP No. 226406106	Page 17 of 22 Pages

Directors of Agroinvestment S.A.

1.	Eduardo S. Elsztain Chairman of the Board Zabala 1422, 2nd Floor (11500), Montevideo Republic of Uruguay Citizen of Argentina Citizen of Argentina	3.	Eduardo Simon Bartfeld Director Zabala 1422, 2nd Floor (11500), Montevideo Republic of Uruguay Citizen of Argentina

2.	Mariana Renata Carmona de Elsztain Director Zabala 1422, 2nd Floor (11500), Montevideo Republic of Uruguay Citizen of Argentina

Directors of Idalgir S.A.

1	Eduardo S. Elsztain Chairman of the Board Zabala 1422, 2nd Floor (11500), Montevideo Republic of Uruguay Citizen of Argentina	2	Mariana Renata Carmona de Elsztain Director Zabala 1422, 2nd Floor (11500), Montevideo Republic of Uruguay Citizen of Argentina

Directors and Executive Officers of

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Directors

1.	Eduardo Sergio Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	9.	Daniel E. Melicovsky Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Saúl Zang Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	10.	Alejandro Casaretto Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D

CUSIP No. 226406106	Page 18 of 22 Pages

3.	Alejandro Gustavo Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	11.	Salvador Darío Bergel Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

4.	Gabriel Adolfo Reznik Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	12.	Juan Carlos Quintana Terán Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

5.	Jorge Oscar Fernández Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	13.	Gastón Armando Lernoud Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

6.	Fernando Adrián Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	14.	Enrique Antonini Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

7.	Pedro Damaso Labaqui Palácio Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	15.	Eduardo Kalpakian Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

8.	David Alberto Perednik Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

Senior Management

1.	Alejandro Gustavo Elsztain Chief Executive Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	4.	David A. Perednik Chief Administrative Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D

CUSIP No. 226406106	Page 19 of 22 Pages

2.	Gabriel Blasi Chief Financial Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	5.	Alejandro Casaretto Regional Manager of Agricultural Real Estate Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

3.	Alejandro Bartolomé Chief Executive Officer of the Argentine Operation Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	6.	Carlos Blousson Chief Executive Officer of the International Operation (Paraguay, Bolivia and Uruguay) Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D

CUSIP No. 226406106	Page 20 of 22 Pages

Annex 1

Transactions by the Reporting Persons or persons named in Schedule A that were effected during the last 60 days of the Transaction Period.

IFISA ‘s transactions in CRESUD shares

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place
Buy	12/09/2009	10,917	5.1866	Buenos Aires Stock Exchange
Buy	12/10/2009	2,500	5.1400	Buenos Aires Stock Exchange
Buy	12/11/2009	2,493	5.1400	Buenos Aires Stock Exchange
Buy	12/14/2009	4,943	5.2505	Buenos Aires Stock Exchange
Buy	12/15/2009	7,219	5.2819	Buenos Aires Stock Exchange
Buy	12/16/2009	5,834	5.2850	Buenos Aires Stock Exchange
Buy	12/17/2009	1,500	5.3000	Buenos Aires Stock Exchange
Buy	12/18/2009	7,000	5.3036	Buenos Aires Stock Exchange
Buy	12/21/2009	19,818	5.2621	Buenos Aires Stock Exchange
Buy	12/22/2009	3,190	5.3000	Buenos Aires Stock Exchange
Buy	12/23/2009	2.000	5.3300	Buenos Aires Stock Exchange
Buy	12/28/2009	4,448	5.5112	Buenos Aires Stock Exchange
Buy	12/29/2009	2,000	5.5400	Buenos Aires Stock Exchange
Buy	12/30/2009	906	5.5000	Buenos Aires Stock Exchange
Buy	01/04/2010	27,543	5.5991	Buenos Aires Stock Exchange
Buy	01/05/2010	7,108	5.6300	Buenos Aires Stock Exchange
Buy	01/06/2010	2,580	5.5000	Buenos Aires Stock Exchange
Buy	01/11/2010	5,000	5.8750	Buenos Aires Stock Exchange
Buy	01/12/2010	12,112	5.7854	Buenos Aires Stock Exchange
Buy	01/13/2010	15,000	5.6433	Buenos Aires Stock Exchange
Buy	01/14/2010	2,500	5.8000	Buenos Aires Stock Exchange
Buy	01/15/2010	5,000	5.7600	Buenos Aires Stock Exchange

IFISA ‘s transactions in CRESUD ADR´s

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place
Buy	12/07/2009	3,000	13.9700	NASDAQ
Buy	12/08/2009	7,500	13.5448	NASDAQ
Buy	12/09/2009	13,000	13.5053	NASDAQ
Buy	12/10/2009	38,372	13.4498	NASDAQ
Buy	12/11/2009	18,423	13.5176	NASDAQ
Buy	12/14/2009	10,676	13.8493	NASDAQ
Buy	12/15/2009	9,304	13.9617	NASDAQ
Buy	12/16/2009	16,200	13.9771	NASDAQ
Buy	12/17/2009	39,084	13.9975	NASDAQ
Buy	12/18/2009	27,001	13.9417	NASDAQ
Buy	12/21/2009	12,906	13.8448	NASDAQ
Buy	12/22/2009	11,794	14.0665	NASDAQ
Buy	12/23/2009	9,454	14.2060	NASDAQ
Buy	12/24/2009	5,000	14.3828	NASDAQ
Buy	12/28/2009	16,731	14.6840	NASDAQ
Buy	12/29/2009	18,000	14.7714	NASDAQ
Buy	12/30/2009	11,017	14.3636	NASDAQ
Buy	12/31/2009	7,070	14.2887	NASDAQ
Buy	01/04/2010	16,000	14.6866	NASDAQ
Buy	01/05/2010	5,171	14.7717	NASDAQ

SCHEDULE 13D

CUSIP No. 226406106	Page 21 of 22 Pages

Buy	01/06/2010	40,992	15.4707	NASDAQ
Buy	01/07/2010	3,297	15.6953	NASDAQ
Buy	01/08/2010	26,180	15.6993	NASDAQ
Buy	01/11/2010	21,161	15.575	NASDAQ
Buy	01/12/2010	22,146	15.1912	NASDAQ
Buy	01/13/2010	61,667	14.8099	NASDAQ
Buy	01/14/2010	2,000	15.2418	NASDAQ
Buy	01/15/2010	2,782	15.1997	NASDAQ
Buy	01/21/2010	67,817	13.8308	NASDAQ
Buy	01/22/2010	30,100	14.4600	NASDAQ
Buy	01/25/2010	120,130	12.5341	NASDAQ
Buy	01/26/2010	64,400	12.5423	NASDAQ
Buy	01/27/2010	36,603	12.4929	NASDAQ
Buy	01/28/2010	18,927	12,3968	NASDAQ

IFISA ‘s transactions in CRESUD Warrants

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place
Buy	12/07/2009	3,200	0.2000	NASDAQ
Buy	12/15/2009	984	0.6100	Buenos Aires Stock Exchange
Buy	12/15/2009	7,782	0.1869	NASDAQ
Buy	12/17/2009	10,000	0.1800	NASDAQ
Buy	12/18/2009	25,657	0.1700	Buenos Aires Stock Exchange
Buy	12/18/2009	17,935	0.6000	Buenos Aires Stock Exchange
Buy	12/21/2009	11,220	0.6000	NASDAQ
Buy	12/24/2009	822	0.1900	NASDAQ
Buy	12/28/2009	5,000	0.6500	Buenos Aires Stock Exchange
Buy	12/29/2009	8,373	0.6500	Buenos Aires Stock Exchange
Buy	01/06/2010	3,127	0.6500	Buenos Aires Stock Exchange
Buy	01/11/2010	9,330	0.1900	NASDAQ
Buy	01/11/2010	1,683	0.7000	Buenos Aires Stock Exchange
Buy	01/19/2010	15,000	0.1975	NASDAQ
Buy	01/20/2010	44,600	0.1900	NASDAQ
Buy	01/25/2010	10,100	0.1800	NASDAQ
Buy	01/26/2010	54,690	0.1714	NASDAQ
Buy	01/27/2010	50,000	0.1700	NASDAQ
Buy	01/28/2010	32,429	0.1700	NASDAQ

SCHEDULE 13D

CUSIP No. 226406106	Page 22 of 22 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: February 5, 2010.

Eduardo S. Elsztain		Consultores Venture Capital Uruguay

By:	/S/ EDUARDO S. ELSZTAIN	By:	/S/ EDUARDO S. ELSZTAIN
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
		Title:	Chairman of the Board

IFIS Limited		Consultores Assets Management S.A.

By:	/S/ EDUARDO S. ELSZTAIN	By:	/S/ EDUARDO S. ELSZTAIN
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Inversiones Financieras del Sur S.A.		Consultores Venture Capital Limited

By:	/S/ EDUARDO S. ELSZTAIN	By:	/S/ EDUARDO S. ELSZTAIN
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Agroinvestment S.A.		Idalgir S.A.

By:	/S/ EDUARDO S. ELSZTAIN	By:	/S/ EDUARDO S. ELSZTAIN
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board